September 17, 2018

Cameron Reynolds
President and Chief Executive Officer
VolitionRx Limited
1 Scotts Road
#24-05 Shaw Centre
Singapore 228208

       Re: VolitionRx Limited
           Registration Statement on Form S-3
           Filed September 10, 2018
           File No. 333-227248

Dear Mr. Reynolds:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Incorporation of Certain Information by Reference, page 14

1. Please revise this section to incorporate by reference the Form 8-K you filed on March 12,
       2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 Cameron Reynolds
VolitionRx Limited
September 17, 2018
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.



                                                             Sincerely,
FirstName LastNameCameron Reynolds
                                                             Division of
Corporation Finance
Comapany NameVolitionRx Limited
                                                             Office of
Healthcare & Insurance
September 17, 2018 Page 2
cc:       Marc G. Alcser
FirstName LastName